EXHIBIT 99.27

Emerald Health Therapeutics Receives Cultivation License for New-Build Organic Cannabis Operation in British Columbia

Organic facility consists of 156,000 sq. ft. in two greenhouses and potentially up to 24 acres of outdoor growing

VANCOUVER, British Columbia, June 24, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has received its initial cultivation license from Health Canada for its new organic cannabis growing facility in Metro Vancouver, BC. Tailor-made for Emerald to produce high-quality organic cannabis, the operation comprises two 78,000 square foot greenhouses and 12 acres (~500,000 square feet) of outdoor cultivation, with potential for an additional 12 acres. This license permits cultivation in an initial 15,000 sq. ft. of greenhouse area. This site was purposefully designed for organic cultivation with the goal to exceed 30,000 kg of annual production, assuming licensing of the entire indoor and outdoor production area.

“Organic products appeal to many consumers, including many cannabis users, and we look forward to serving both medical and recreational consumers with our quality organic cannabis products,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “We designed this new state-of-the-art facility to optimize natural light and with up-to-date energy-efficient climate control systems. We are also using select genetics from our large, proprietary genetic library that we believe are ideally suited for organic greenhouse and outdoor cultivation. With a combination of optimized infrastructure design, carefully selected genetics, and efficient operations, we expect to produce premium organic products with clearly differentiated appeal to consumers. We expect that outdoor cultivation will have a lower cost base than greenhouse production, which we anticipate will contribute to our goal of enhanced profit margins.”

Construction of the first greenhouse is complete; the second greenhouse is expected to be completed in Q4; and the first 12 acres of outdoor area is ready for planting. Production at the facility is subject to obtaining necessary municipal approvals, which Emerald is working to complete.

Emerald also reports that Punit Dhillon has received Health Canada security clearance and has been reappointed to the Company’s Board of Directors.

Emerald also announced that it has issued an aggregate of 4,850,000 incentive stock options as well as 350,000 restricted stock units (“RSUs”) to certain of its employees and directors pursuant to the Company’s Omnibus Incentive Plan. These RSUs are to be settled by the issuance of 475,000 shares. The options shall be subject to the applicable policies of the TSX Venture Exchange.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

* reflecting 50% of Emerald’s joint venture production

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include construction and licensing of facilities; market demand; production and processing capacity of various facilities; expansion of facilities; receipt of municipal permits and regulatory approvals; sale of products; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; construction costs; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.